U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549

                         NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    UNITEDHEALTH GROUP INCORPORATED

2.  Name of person relying on exemption:
    HERMES INVESTMENT MANAGEMENT LIMITED

3.  Address of person relying on exemption:
    Lloyds Chambers, 1 Portsoken Street, London E1 8HZ United Kingdom


(HERMES LOGO)                                   Lloyds Chambers
HERMES INVESTMENT MANAGEMENT LIMITED            1 Portsoken Street
                                                London E1 8HZ
                                                United Kingdom

                                                Tel: +44 (0)20 7702 0888
                                                Fax: +44 (0)20 7702 9452
                                                www.hermes.co.uk

                                                8 May 2007

Dear fellow UnitedHealth shareholder:

We urge you to vote FOR Shareholder Proposal No. 3 at the annual meeting on Tuesday May 29, 2007.

As an institutional investor with a long-term interest in UnitedHealth, Hermes Investment Management Ltd is proud to sponsor this Shareholder Proposal, which we view as an important governance reform.

Hermes' proposal, which is set out fully in UnitedHealth's proxy statement, asks the Company to permit shareholders to cast a vote each year on the overall compensation package for the Company's most senior executives. Any such vote would be non-binding and advisory, but we believe that it would foster an important dialogue between shareholders and the board of directors about executive pay policy, and help ensure that pay is closely tied to performance.

Hermes has had experience with advisory votes on compensation in the UK, as well as in Australia, and with binding votes on compensation in Scandinavian countries and the Netherlands. That experience has been overwhelmingly positive. Such a vote has fostered collaborative and cooperative engagement between investors and companies, which, in turn, has led to improved accountability to shareowners and more effective compensation structures.

Compensation programs are one of the most powerful tools available to a company to align management interests with the long-term interests of shareowners. UnitedHealth Group has, in the past, experienced issues with its incentive-based compensation and accountability to shareowners in that regard. This is evidenced by the fact that options granted to our former Chairman and CEO were worth $1.6 billion by the end of 2005, a value that was inflated due to the backdating of stock options.

We believe that an advisory vote on compensation would serve to address these concerns and ensure that pay is appropriately linked to performance going forward. We feel that this would benefit shareowners by improving value.

Hermes urges you to vote FOR Shareholder Proposal No. 3.

                                                 Sincerely yours,

                                                 /s/ Mark Anson
                                                 Mark Anson, Chief Executive

This is not a proxy solicitation, and Hermes will not accept proxies. Plesae return all proxies directly to UnitedHealth Group.

             Registered in England No 2466043 Registered office as above Authorised and regulated by the Financial Services Authority